                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)


                            MICRO THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    59500W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 19, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------
CUSIP No.      59500W100
--------------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Micro Investment, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)     (a)  [ ]
                                   (b)  [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   1,986,615
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,986,615
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,986,615
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------
CUSIP No.      59500W100
--------------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Equity Partners, L.P.            I.R.S. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)     (a)  [ ]
                                   (b)  [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   1,794,460
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,794,460
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,794,460
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------
CUSIP No.      59500W100
--------------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                            I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)     (a)  [ ]
                                   (b)  [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   1,794,460
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,794,460
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,794,460
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------
CUSIP No.     59500W100
--------------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus LLC                                I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)     (a)  [ ]
                                   (b)  [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC

----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   1,794,460
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,794,460
---------- ---------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,794,460
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------
CUSIP No.     59500W100
--------------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Vertical Fund Associates, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)     (a)  [ ]
                                   (b)  [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            -------- -------------------------------------------------
   SHARES                8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                  192,155
 REPORTING
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                192,155
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            192,155
----------- --------------------------------------------------------------------
   12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
----------- --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%
----------- --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON (See Instructions)

            PN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------
CUSIP No.     59500W100
--------------------------------------

---------- ---------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Vertical Life Sciences L.P.
---------- ---------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)     (a)  [ ]
                                   (b)  [X]
---------- ---------------------------------------------------------------------
    3       SEC USE ONLY

---------- ---------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
---------- ---------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

---------- ---------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   192,155
  REPORTING
 PERSON WITH          --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                192,155
---------- ---------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            192,155
---------- ---------------------------------------------------------------------
   12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)     [ ]
---------- ---------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%
---------- ---------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON (See Instructions)

            PN
---------- ---------------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D filed on June 4, 2001 (the "Original 13D") on behalf of Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg, Pincus & Co., a New York general partnership ("WP," and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"), Vertical Fund Associates, L.P., a Delaware limited partnership ("Associates"), and Vertical Life Sciences L.P., a Delaware limited partnership ("Life Sciences," and together with Micro LLC, Associates and the Warburg Pincus Reporting Persons, the "Reporting Persons").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original 13D.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is revised and amended in its entirety as follows:

     Pursuant to a Securities Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated May 25, 2001, by and between Micro LLC and the Company, Micro LLC purchased (the "First Closing") 1,828,679 shares of Common Stock (the "First Closing Shares") at a price of $3.75 per share, with the purchase price paid in cash at the First Closing, which occurred May 31, 2001.

     Pursuant to the Purchase Agreement, on June 19, 2001, Micro LLC purchased (the "Additional First Closing") 157,936 shares of Common Stock (the "Additional First Closing Shares") at a price of $3.75 per share, with the purchase price paid in cash at the Additional First Closing. These shares were purchased as a result of the waiver by certain of the Company's stockholders of their existing preemptive rights in connection with the transactions contemplated by the Purchase Agreement. The transactions contemplated by the First Closing and the Additional First Closing are collectively referred to herein as the "Transaction." The total amount of funds required to purchase the First Closing Shares and the Additional First Closing Shares was approximately $7.45 million, and was furnished from the working capital of Micro LLC. No additional funds were required to acquire beneficial ownership of the shares of Common Stock reported in this Amendment No. 1.

     Pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including approval of the Company's stockholders, Micro LLC has agreed to acquire additional shares of Common Stock (the "Additional Shares," and together with the First Closing Shares and the Additional First Closing Shares, the "Shares"), in an amount such that the aggregate number of Shares purchased by Micro LLC will equal 50.24% of the Common Stock outstanding after the conclusion of such purchases, at an average purchase price of approximately $5.56 per share for all Shares purchased (including the First Closing Shares and the Additional First Closing Shares). As a result of the waiver by certain of the Company's stockholders of their existing preemptive rights in connection with the transactions contemplated by the Purchase Agreement, Micro LLC estimates that the Additional Shares will total 8,091,699, and the aggregate number of Shares purchased by Micro LLC will be 10,078,314, although, if necessary due to the exercise of options or other convertible securities prior to the sale of all of the Additional Shares, the Company will sell a number of Additional Shares to Micro LLC such that Micro LLC will hold 50.24% of the outstanding voting stock of the Company.

     Micro LLC estimates that the total amount of funds that will be required to purchase the Additional Shares will be approximately $48.55 million, for an anticipated aggregate of $56 million for the purchase of all Shares. The funds for the purchase of the Additional Shares will be furnished from the working capital of Micro LLC.

     Item 5. Interest in Securities of the Issuer.

     Item 5 revised and amended in its entirety as follows:

     (a) As of June 19, 2001, Micro LLC may be deemed to beneficially own 1,986,615 shares of Common Stock, representing approximately 16.6% of the outstanding Common Stock, based on the 11,969,604 shares of Common Stock outstanding as of such date, as represented by the Company to the Reporting Persons. By reason of their respective relationships with Micro LLC and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 1,794,460 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock. By reason of their respective relationships with Micro LLC and each other, each of Associates and Life Sciences may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 192,155 shares of Common Stock, representing approximately 1.6% of the outstanding Common Stock.

     As described in Item 3, pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including approval of the Company's stockholders, Micro LLC has agreed to acquire Additional Shares in an amount such that the aggregate number of Shares purchased by Micro LLC will equal 50.24% of the Common Stock outstanding after the conclusion of such purchases. As a result of the waiver by certain of the Company's stockholders of their existing preemptive rights in connection with the transactions contemplated by the Purchase Agreement, Micro LLC estimates that the Additional Shares will total 8,091,699, and the aggregate number of Shares purchased by Micro LLC will be 10,078,314, although, if necessary due to the exercise of options or other convertible securities prior to the sale of all of the Additional Shares, the Company will sell a number of Additional Shares to Micro LLC such that Micro LLC will hold 50.24% of the outstanding voting stock of the Company.

     (b) Micro LLC shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,986,615 shares of Common Stock it may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,794,460 shares of Common Stock it may be deemed to beneficially own. Each of Associates and Life Sciences shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 192,155 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than the acquisition of the First Closing Shares and the Additional First Closing Shares reported herein, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2001            MICRO INVESTMENT, LLC

                                 By:    Warburg, Pincus Equity Partners,
                                        L.P., Managing Member

                                 By:    Warburg, Pincus & Co.,
                                        General Partner

                                 By:  /s/ Scott A. Arenare
                                    -----------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Attorney-in-Fact


Dated:  June 21, 2001            WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                 By:    Warburg, Pincus & Co.,
                                        General Partner

                                 By:  /s/ Scott A. Arenare
                                     -----------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Attorney-in-Fact


Dated:  June 21, 2001            WARBURG, PINCUS & CO.

                                 By:  /s/ Scott A. Arenare
                                    -----------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Attorney-in-Fact


Dated:  June 21, 2001            WARBURG PINCUS LLC

                                 By:  /s/ Scott A. Arenare
                                    -----------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Vice President

Dated:  June 21, 2001            VERTICAL FUND ASSOCIATES, L.P.

                                 By:    The Vertical Group, L.P.,
                                        General Partner

                                 By:  /s/ John E. Runnells
                                    -----------------------------------
                                    Name:   John E. Runnells
                                    Title:  General Partner


Dated:  June 21, 2001            VERTICAL LIFE SCIENCES L.P.

                                 By:    The Vertical Group, L.P.,
                                        General Partner

                                 By:  /s/ John E. Runnells
                                    -----------------------------------
                                    Name:   John E. Runnells
                                    Title:  General Partner